Exhibit 99.1

China Lodging Group, Limited Reports First Quarter of 2017 Results

  A total of 3,336 hotels or 335,900 hotel rooms in operation as of March 31, 2017.
  Net revenues increased 10.8% year-over-year to RMB1,593.1 million (US$231.4 million) 1 for the first quarter of 2017.
  Adjusted EBITDA (non-GAAP) increased 35.5% year-over-year to RMB373.5 million (US$54.3 million) for the first quarter of 2017.
  Net income attributable to China Lodging Group, Limited was RMB148.1 million (US$21.5 million) for the first quarter of 2017, compared with RMB69.4 million for the first quarter of 2016.
  Basic earnings per ADS2 were RMB2.13 (US$0.31) and diluted earnings per ADS were RMB2.06 (US$0.30) for the first quarter of 2017. Excluding share-based compensation expenses, adjusted basic earnings per ADS (non-GAAP) were RMB2.35 (US$0.34) and adjusted diluted earnings per ADS (non-GAAP) were RMB2.28 (US$0.33) for the first quarter of 2017.
  The Company provided guidance for Q2 2017 net revenues growth of 10% to 12%.

SHANGHAI, China, May 10, 2017 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group”, “HuaZhu” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the first quarter ended March 31, 2017.

Operational Highlights of First Quarter 2017

  During the first quarter of 2017, the Company opened 5 leased and owned hotels and 84 manachised (“franchised-and-managed”) and franchised hotels, and closed 9 leased and owned hotels and 13 manachised and franchised hotels.

  The ADR, which is defined as the average daily rate for all hotels in operation, was RMB182 in the first quarter of 2017, compared with RMB172 in the first quarter of 2016 and RMB186 in the previous quarter. The year-over-year increase of 5.2% was due to more favorable brand mix with an increased proportion of midscale and upscale hotels. The sequential decrease mainly resulted from seasonality.

  The occupancy rate for all hotels in operation was 83.9% in the first quarter of 2017, compared with 80.4% in the first quarter of 2016 and 84.7% in the previous quarter. The year-over-year increase was mainly due to the improvement of economy hotels. The sequential decrease resulted mainly from seasonality.

  RevPAR, defined as revenue per available room for all hotels in operation, was RMB152 in the first quarter of 2017, compared with RMB139 in the first quarter of 2016 and RMB158 in the previous quarter. The year-over-year increase was attributable to both higher ADR and occupancy. The sequential decrease resulted mainly from seasonality.

  For all hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB151 for the first quarter of 2017, representing a 5.8% year-over-year increase, with a 1.8% increase in ADR and a 3.3-percentage-point increase in occupancy rate. The midscale and upscale hotels registered an 9.2% same-hotel RevPAR improvement, with a 6.9% increase in ADR and 1.7-percentage-point increase in occupancy rate.

  As of March 31, 2017, the Company’s loyalty program had approximately 81.4 million members, who contributed more than 77% of room nights sold during the first quarter of 2017. In the first quarter of 2017, approximately 86% of room nights were sold through the Company’s own channels.

“We are pleased by our performance in the quarter across the board. Our blended RevPAR achieved 9.8% year-over-year growth while same-hotel RevPAR grew by 5.8% for the first quarter. This was mainly driven by our continuous upgrade to HanTing 2.0, coupled with continuously-growing demand for our midscale hotels.” said Ms. Jenny Zhang, Chief Executive Officer of China Lodging Group.

First Quarter of 2017 Financial Results

(RMB in thousands)	Q1 2016	Q4 2016	Q1 2017
Revenues:
Leased and owned hotels	1,201,761	1,290,575	1,223,476
Manachised and franchised hotels	318,103	367,983	361,362
Others	628	11,365	8,268
Total revenues	1,520,492	1,669,923	1,593,106
Less: business tax and related taxes	(82,507)	-	-
Net revenues	1,437,985	1,669,923	1,593,106
Net revenues from leased and owned hotels	1,136,549	1,290,575	1,223,476
Net revenues from manachised and franchised hotels	300,842	367,983	361,362
Others	594	11,365	8,268

Note: Value-added tax ("VAT") has been implemented for hospitality industry to replace business tax in China, effective May 1, 2016. For comparison purpose, the business tax and related taxes in Q1 2016 are reallocated to reflect net revenues for each business.

Net revenues for the first quarter of 2017 were RMB1,593.1 million (US$231.4 million), representing a 10.8% year-over-year increase and a 4.6% sequential decrease. The year-over-year increase was primarily due to our hotel network expansion and improved blended RevPAR. The sequential decrease was due to seasonality.

Net revenues from leased and owned hotels for the first quarter of 2017 were RMB1,223.5 million (US$177.7 million), representing a 7.6% year-over-year increase and a 5.2% sequential decrease.

Net revenues from manachised and franchised hotels for the first quarter of 2017 were RMB361.4 million (US$52.5 million), representing a 20.1% year-over-year increase and a 1.8% sequential decrease. Net revenues from manachised and franchised hotels accounted for 22.7% of the Company’s net revenues in the first quarter of 2017, up from 20.9% a year ago.

Other revenues represent revenues generated from other than hotel businesses, which mainly include revenues from HuaZhu mall and the provision of IT products and services to hotels, totalling RMB8.3 million (US$1.2 million) in the first quarter of 2017.

(RMB in thousands)	Q1 2016	Q4 2016	Q1 2017
Operating costs and expenses:
Hotel operating costs	1,200,459	1,264,602	1,198,962
Other operating costs	-	2,319	1,933
Selling and marketing expenses	33,055	46,142	34,268
General and administrative expenses	106,607	143,434	165,343
Pre-opening expenses	22,019	19,747	24,112
Total operating costs and expenses	1,362,140	1,476,244	1,424,618

Hotel operating costs for the first quarter of 2017 were RMB1,199.0 million (US$174.2 million), compared to RMB1,200.5 million in the first quarter of 2016 and RMB1,264.6 million in the previous quarter, representing a 0.1% year-over-year decrease and a 5.2% sequential decrease. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the first quarter of 2017 were RMB1,194.3 million (US$173.5 million), representing 75.0% of net revenues, compared to 83.3% for the first quarter in 2016 and 75.5% for the previous quarter. The year-over-year and sequential decrease in the percentage was mainly attributable to the improved blended RevPAR and the maturity of our leased and owned hotels.

Selling and marketing expenses for the first quarter of 2017 were RMB34.3 million (US$5.0 million), compared to RMB33.1 million in the first quarter of 2016 and RMB46.1 million in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the first quarter of 2017 were RMB34.0 million (US$4.9 million), or 2.2% of net revenues, compared to 2.3% for the first quarter of 2016 and 2.8% for the previous quarter. The sequential decrease was mainly attributable to the lower marketing spending in the first quarter of 2017.

General and administrative expenses for the first quarter of 2017 were RMB165.3 million (US$24.0 million), compared to RMB106.6 million in the first quarter of 2016 and RMB143.4 million in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the first quarter of 2017 were RMB154.5 million (US$22.4 million), representing 9.7% of net revenues, compared with 6.6% of net revenues in the first quarter of 2016 and 8.1% in the previous quarter. The year-over-year and sequential increase was mainly due to one-off Crystal Orange Hotels acquisition transaction costs amounting to RMB45.2 million (US$6.6 million), representing 2.8% of net revenues.

Pre-opening expenses for the first quarter of 2017 were RMB24.1 million (US$3.5 million), representing a 9.5% year-over-year increase and a 22.1% sequential increase. The year-over-year and sequential increase in percentage were mainly due to more midscale or upscale leased and owned hotels were under construction in the first quarter of 2017.

Income from operations for the first quarter of 2017 was RMB167.3 million (US$24.3 million), compared to RMB70.8 million in the first quarter of 2016 and RMB185.7 million in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the first quarter of 2017 was RMB183.1 million (US$26.6 million), compared to adjusted income from operation (non-GAAP) of RMB85.6 million for the first quarter of 2016 and RMB198.2 million for the previous quarter. The adjusted operating margin，defined as adjusted operating income (non-GAAP) as percentage of net revenues, for the first quarter of 2017 was 11.5%, compared with 5.9% in the first quarter of 2016 and 11.8% in the previous quarter. The improved year-over-year adjusted operating margin was mainly attributable to the improved blended RevPAR and VAT deductions.

Net income attributable to China Lodging Group, Limited for the first quarter of 2017 was RMB148.1 million (US$21.5 million), compared to RMB69.4 million in the first quarter of 2016 and RMB125.9 million in the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the first quarter of 2017 was RMB163.9 million (US$23.8 million), representing a 94.5% year-over-year increase and a 18.4% sequential increase. The year-over-year increase was mainly attributable to our expanded hotel network, the improved blended RevPAR, and VAT deductions.

Basic and diluted earnings per share/ADS.  For the first quarter of 2017, basic earnings per share were RMB0.53 (US$0.08) and diluted earnings per share were RMB0.52 (US$0.07); basic earnings per ADS were RMB2.13 (US$0.31) and diluted earnings per ADS were RMB2.06 (US$0.30). For the first quarter of 2017, excluding share-based compensation expenses, adjusted basic earnings per share (non-GAAP) were RMB0.59 (US$0.09) and adjusted diluted earnings per share (non-GAAP) were RMB0.57 (US$0.08); adjusted basic earnings per ADS (non-GAAP) were RMB2.35 (US$0.34) and adjusted diluted earnings per ADS (non-GAAP) were RMB2.28 (US$0.33).

EBITDA (non-GAAP) for the first quarter of 2017 was RMB357.7 million (US$52.0 million), compared with RMB260.8 million in the first quarter of 2016 and RMB366.8 million in the previous quarter. Excluding share-based compensation expenses, adjusted EBITDA (non-GAAP) for the first quarter of 2017 was RMB373.5 million (US$54.3 million), compared with RMB275.7 million for the first quarter of 2016 and RMB379.3 million for the previous quarter.

Cash flow. Operating cash inflow for the first quarter of 2017 was RMB178.5 million (US$25.9 million). Investing cash outflow for the first quarter was RMB1,064.5 million (US$154.7 million), including a RMB700.0 million (US$101.7 million) deposit paid for the acquisition of Crystal Orange Hotels, which was recorded in other current assets.

Cash and cash equivalents and Restricted cash. As of March 31, 2017, the Company had a total balance of cash and cash equivalents and restricted cash of RMB2,376.0 million (US$345.2 million).

Debt financing. As of March 31, 2017, the Company had a short-term loan balance of RMB296.7 million (US$43.0 million) and the total credit facility available to the Company was RMB750.0 million.

Guidance for Second Quarter of 2017
For the second quarter of 2017, the Company expects net revenues to grow 10% to 12% year-over-year.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call
China Lodging Group's management will host a conference call at 9 p.m. ET, Wednesday, May 10, 2017 (or 9 a.m. on Thursday, May 11, 2017 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3018 6776 (for callers in Hong Kong) or +65 6713 5440 (for callers outside of the US, China Mainland, and Hong Kong) and enter pass code 1174 2446.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through May 18, 2017. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 1174 2446.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company's Web site, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures
To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling and marketing expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted operating margin excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted earnings per share and per ADS excluding share-based compensation expenses; EBITDA; and adjusted EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of share-based compensation expenses helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses may not be indicative of Company operating performance. Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of hotels currently in operation. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited
China Lodging Group, Limited is a leading hotel operator and franchisor in China under 12 brand names. As of March 31, 2017, the Company had 3,336 hotels or 335,900 rooms in operation in 369 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, and Manxin Hotel. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of March 31, 2017, China Lodging Group operates 23 percent of its hotel rooms under lease and ownership model, 77 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brand, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

1 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.8832 on March 31, 2017 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2 Each ADS represents four of the Company’s ordinary shares.

—Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2016	March 31, 2017
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	3,235,007	2,375,492	345,114
Restricted cash	500	500	73
Accounts receivable, net	141,649	135,569	19,696
Loan receivables	22,410	20,071	2,916
Amounts due from related parties	98,453	171,256	24,880
Prepaid rent	446,127	481,024	69,884
Inventories	21,606	23,354	3,393
Other current assets	208,929	916,022	133,080
Total current assets	4,174,681	4,123,288	599,036

Property and equipment, net	3,710,468	3,638,614	528,623
Intangible assets, net	342,694	339,354	49,302
Land use rights	145,521	144,178	20,946
Long-term investments	1,064,321	1,135,342	164,944
Goodwill	171,504	171,504	24,916
Loan receivables	7,269	7,196	1,046
Other assets	200,492	221,495	32,179
Deferred tax assets	176,414	172,466	25,056
Total assets	9,993,364	9,953,437	1,446,048

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	298,291	296,670	43,101
Accounts payable	584,731	459,979	66,826
Amounts due to related parties	11,058	10,358	1,505
Salary and welfare payables	274,259	169,507	24,626
Deferred revenue	749,793	739,912	107,495
Accrued expenses and other current liabilities	895,837	962,135	139,780
Income tax payable	152,112	98,144	14,259
Total current liabilities	2,966,081	2,736,705	397,592

Deferred rent	1,023,843	1,037,099	150,671
Deferred revenue	166,963	157,613	22,898
Other long-term liabilities	323,991	332,542	48,312
Deferred tax liabilities	96,329	97,327	14,140
Total liabilities	4,577,207	4,361,286	633,613

Equity:
Ordinary shares	204	204	30
Treasury shares	(107,331)	(107,331)	(15,593)
Additional paid-in capital	3,699,056	3,725,426	541,234
Retained earnings	1,812,174	1,960,257	284,789
Accumulated other comprehensive income (loss)	(4,503)	1,609	234
Total China Lodging Group, Limited shareholders' equity	5,399,600	5,580,165	810,694
Noncontrolling interest	16,557	11,986	1,741
Total equity	5,416,157	5,592,151	812,435
Total liabilities and equity	9,993,364	9,953,437	1,446,048

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended
	March 31, 2016	December 31, 2016	March 31, 2017
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased and owned hotels	1,201,761	1,290,575	1,223,476	177,748
Manachised and franchised hotels	318,103	367,983	361,362	52,499
Others	628	11,365	8,268	1,201
Total revenues	1,520,492	1,669,923	1,593,106	231,448
Less: business tax and related taxes	(82,507)	-	-	-
Net revenues	1,437,985	1,669,923	1,593,106	231,448

Operating costs and expenses:
Hotel operating costs:
Rents	(477,271)	(461,112)	(463,138)	(67,285)
Utilities	(114,482)	(78,451)	(101,850)	(14,797)
Personnel costs	(257,556)	(272,706)	(280,316)	(40,725)
Depreciation and amortization	(165,870)	(169,350)	(169,567)	(24,635)
Consumables, food and beverage	(115,037)	(127,864)	(108,602)	(15,778)
Others	(70,243)	(155,119)	(75,489)	(10,967)
Total hotel operating costs	(1,200,459)	(1,264,602)	(1,198,962)	(174,187)
Other operating costs	-	(2,319)	(1,933)	(281)
Selling and marketing expenses	(33,055)	(46,142)	(34,268)	(4,978)
General and administrative expenses	(106,607)	(143,434)	(165,343)	(24,021)
Pre-opening expenses	(22,019)	(19,747)	(24,112)	(3,503)
Total operating costs and expenses	(1,362,140)	(1,476,244)	(1,424,618)	(206,970)
Other operating expense, net	(5,091)	(7,961)	(1,145)	(166)
Income from operations	70,754	185,718	167,343	24,312
Interest income	9,801	22,939	18,332	2,663
Interest expense	(3,067)	(2,289)	(2,358)	(343)
Other income (loss)	15,661	(3,207)	27,049	3,930
Foreign exchange gain (loss)	(1,586)	10,341	(5,378)	(781)
Income before income taxes	91,563	213,502	204,988	29,781
Income tax expense	(27,713)	(87,745)	(52,343)	(7,605)
Income (loss) from equity method investments	3,291	3,734	(4,654)	(676)
Net income	67,141	129,491	147,991	21,500
Less: net loss (income) attributable to noncontrolling interest	2,247	(3,633)	92	13
Net income attributable to China Lodging Group, Limited	69,388	125,858	148,083	21,513
Other comprehensive income
Unrealized securities holding gains (losses), net of tax	(1,288)	3,278	8,736	1,269
Reclassification adjustment of unrealized securities holding gains, net of tax, for gain included in net income	(12,903)	-	(3,737)	(543)
Foreign currency translation adjustments, net of tax	1,834	(6,911)	1,113	162
Comprehensive income	54,784	125,858	154,103	22,388
Comprehensive loss (income) attributable to the noncontrolling interest	2,247	(3,633)	92	13
Comprehensive income attributable to China Lodging Group, Limited	57,031	122,225	154,195	22,401

Earnings per share:
Basic	0.26	0.45	0.53	0.08
Diluted	0.25	0.44	0.52	0.07

Earnings per ADS:
Basic	1.03	1.81	2.13	0.31
Diluted	1.01	1.76	2.06	0.30

Weighted average number of shares used in computation:
Basic	269,131	277,473	278,472	278,472
Diluted	275,949	285,887	287,313	287,313

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended
	March 31, 2016	December 31, 2016	March 31, 2017
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income	67,141	129,491	147,991	21,500
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	14,863	12,527	15,799	2,295
Depreciation and amortization	170,478	173,826	173,204	25,163
Deferred taxes	-	30,809	2,955	429
Bad debt expenses	749	1,200	413	60
Deferred rent	30,547	29,764	14,837	2,156
Gain from disposal of property and equipment	-	1,240	4,291	623
Impairment loss	6,393	62,669	-	-
Loss (income) from equity method investments	(3,291)	(3,734)	4,654	676
Investment gain	(12,903)	-	(27,016)	(3,925)
Excess tax benefit from share-based compensation	(3,009)	(11,470)	(7,525)	(1,093)

Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(22,211)	922	6,174	897
Prepaid rent	6,549	(43,153)	(34,897)	(5,070)
Inventories	2,731	167	(1,748)	(254)
Amounts due from related parties	(824)	(4,537)	2,835	412
Other current assets	4,544	(11,803)	(7,134)	(1,036)
Other assets	(4,368)	5,362	(21,002)	(3,051)
Accounts payable	(3,321)	39,690	(39,822)	(5,785)
Amounts due to related parties	749	1,796	(700)	(102)
Salary and welfare payables	(68,012)	111,005	(104,752)	(15,219)
Deferred revenue	97,110	(89,742)	(19,232)	(2,794)
Accrued expenses and other current liabilities	39,119	3,665	107,023	15,548
Income tax payable	(13,905)	(11,563)	(46,442)	(6,747)
Other long-term liabilities	15,766	14,339	8,583	1,247
Net cash provided by operating activities	324,895	442,470	178,489	25,930

Investing activities:
Purchases of property and equipment	(179,440)	(109,231)	(185,116)	(26,894)
Purchases of intangibles	(3,868)	(3,517)	(826)	(120)
Amount received as a result of government zoning	2,099	-	-	-
Acquisitions, net of cash received	3,762	(1,683)	(765,023)	(111,144)
Purchase of long-term investments	(71,252)	(152,321)	(78,609)	(11,420)
Proceeds from maturity/sale of long-term investments	10,288	-	38,613	5,610
Payment for shareholder loan to joint venture	(34,650)	(1,214)	(75,980)	(11,038)
Proceeds from sale of short-term investments	75,795	-	-	-
Payment for the origination of loan receivables	(8,000)	-	(3,400)	(494)
Proceeds from collection of loan receivables	8,886	25,622	5,812	844
Decrease in restricted cash	-	1,657	-	-
Net cash used in investing activities	(196,380)	(240,687)	(1,064,529)	(154,656)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	4,251	3,668	2,190	318
Proceeds from short-term debt	281,719	-	1,000	145
Repayment of short-term debt	-	-	(1,000)	(145)
Funds advanced from noncontrolling interest holders	4,000	7,453	22,739	3,304
Repayment of funds advanced from noncontrolling interest holders	(100)	(400)	-	-
Acquisition of noncontrolling interest	-	(4,083)	(3,750)	(545)
Contribution from noncontrolling interest holders	34,059	10,500	310	45
Dividend paid to noncontrolling interest holders	(890)	(612)	(650)	(94)
Dividend paid	(276,262)	-	-	-
Excess tax benefit from share-based compensation	3,009	11,470	7,525	1,093
Net cash provided by financing activities	49,786	27,996	28,364	4,121

Effect of exchange rate changes on cash and cash equivalents	(1,379)	3,397	(1,839)	(267)

Net increase (decrease) in cash and cash equivalents	176,922	233,176	(859,515)	(124,872)
Cash and cash equivalents at the beginning of the period	1,237,838	3,001,831	3,235,007	469,986
Cash and cash equivalents at the end of the period	1,414,760	3,235,007	2,375,492	345,114

China Lodging Group, Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended March 31, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,198,962	75.3%	4,672	0.3%	1,194,290	75.0%
Other operating costs	1,933	0.1%	-	0.0%	1,933	0.1%
Selling and marketing expenses	34,268	2.2%	287	0.0%	33,981	2.2%
General and administrative expenses	165,343	10.4%	10,840	0.7%	154,503	9.7%
Pre-opening expenses	24,112	1.5%	-	0.0%	24,112	1.5%
Total operating costs and expenses	1,424,618	89.5%	15,799	1.0%	1,408,819	88.5%
Income from operations	167,343	10.5%	15,799	1.0%	183,142	11.5%

	Quarter Ended March 31, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	174,187	75.3%	679	0.3%	173,508	75.0%
Other operating costs	281	0.1%	-	0.0%	281	0.1%
Selling and marketing expenses	4,978	2.2%	42	0.0%	4,936	2.2%
General and administrative expenses	24,021	10.4%	1,574	0.7%	22,447	9.7%
Pre-opening expenses	3,503	1.5%	-	0.0%	3,503	1.5%
Total operating costs and expenses	206,970	89.5%	2,295	1.0%	204,675	88.5%
Income from operations	24,312	10.5%	2,295	1.0%	26,607	11.5%

	Quarter Ended December 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,264,602	75.7%	3,738	0.2%	1,260,864	75.5%
Other operating costs	2,319	0.1%	-	0.0%	2,319	0.1%
Selling and marketing expenses	46,142	2.8%	52	0.0%	46,090	2.8%
General and administrative expenses	143,434	8.6%	8,737	0.5%	134,697	8.1%
Pre-opening expenses	19,747	1.2%	-	0.0%	19,747	1.2%
Total operating costs and expenses	1,476,244	88.4%	12,527	0.7%	1,463,717	87.7%
Income from operations	185,718	11.1%	12,527	0.7%	198,245	11.8%

	Quarter Ended March 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,200,459	83.5%	2,744	0.2%	1,197,715	83.3%
Other operating costs	-	0.0%	-	0.0%	-	0.0%
Selling and marketing expenses	33,055	2.3%	232	0.0%	32,823	2.3%
General and administrative expenses	106,607	7.4%	11,887	0.8%	94,720	6.6%
Pre-opening expenses	22,019	1.5%	-	0.0%	22,019	1.5%
Total operating costs and expenses	1,362,140	94.7%	14,863	1.0%	1,347,277	93.7%
Income from operations	70,754	4.9%	14,863	1.0%	85,617	5.9%

China Lodging Group, Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended
	March 31, 2016	December 31, 2016	March 31, 2017
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income attributable to China Lodging Group, Limited (GAAP)	69,388	125,858	148,083	21,513
Share-based compensation expenses	14,863	12,527	15,799	2,295
Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	84,251	138,385	163,882	23,808

Earnings per share (GAAP)
Basic	0.26	0.45	0.53	0.08
Diluted	0.25	0.44	0.52	0.07

Earnings per ADS (GAAP)
Basic	1.03	1.81	2.13	0.31
Diluted	1.01	1.76	2.06	0.30

Adjusted earnings per share (non-GAAP)
Basic	0.31	0.50	0.59	0.09
Diluted	0.31	0.48	0.57	0.08

Adjusted earnings per ADS (non-GAAP)
Basic	1.25	1.99	2.35	0.34
Diluted	1.22	1.94	2.28	0.33

Weighted average number of shares used in computation
Basic	269,131	277,473	278,472	278,472
Diluted	275,949	285,887	287,313	287,313

	Quarter Ended
	March 31, 2016	December 31, 2016	March 31, 2017
	RMB	RMB	RMB	US$
	(in thousands)

Net income attributable to China Lodging Group, Limited (GAAP)	69,388	125,858	148,083	21,513
Interest income	(9,801)	(22,939)	(18,332)	(2,663)
Interest expense	3,067	2,289	2,358	343
Income tax expense	27,713	87,745	52,343	7,605
Depreciation and amortization	170,478	173,826	173,204	25,163
EBITDA (non-GAAP)	260,845	366,779	357,656	51,961
Share-based Compensation	14,863	12,527	15,799	2,295
Adjusted EBITDA (non-GAAP)	275,708	379,306	373,455	54,256

China Lodging Group, Limited
Operational Data
	As of
	March 31,	December 31,	March 31,
	2016	2016	2017
Total hotels in operation:	2,989	3,269	3,336
Leased and owned hotels (1)	627	624	620
Manachised hotels	2,189	2,471	2,535
Franchised hotels	173	174	181
Total hotel rooms in operation	304,428	331,347	335,900
Leased and owned hotels	77,263	78,160	78,012
Manachised hotels	209,944	237,094	241,251
Franchised hotels	17,221	16,093	16,637
Number of cities	356	367	369

(1) including 7 owned hotels under ibis brand.

	For the quarter ended
	March 31,	December 31,	March 31,
	2016	2016	2017
Occupancy rate (as a percentage)
Leased and owned hotels	82.2%	85.5%	85.0%
Manachised hotels	80.8%	85.4%	84.6%
Franchised hotels	61.9%	68.1%	65.6%
Blended	80.4%	84.7%	83.9%
Average daily room rate (in RMB)
Leased and owned hotels	193	211	204
Manachised hotels	165	178	174
Franchised hotels	169	180	180
Blended	172	186	182
RevPAR (in RMB)
Leased and owned hotels	159	181	174
Manachised hotels	133	152	147
Franchised hotels	105	123	118
Blended	139	158	152

Same-hotel Operational Data: like-for-like performance for hotels in operation for at least 18 months during the current quarter

	As of and for the quarter ended
	March 31,
	2016	2017
Total	2,380	2,380
Leased and owned hotels	579	579
Manachised and franchised hotels	1,801	1,801
Occupancy rate (as a percentage)	83.3%	86.6%
Average daily room rate (in RMB)	172	175
RevPAR (in RMB)	143	151

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q1 2017	March 31, 2017
Economy hotels	39	2,852
HanTing Hotel	22	2,203
Leased and owned hotels	(8)	478
Manachised hotels	29	1,723
Franchised hotels	1	2
Hi Inn	12	387
Leased and owned hotels		36
Manachised hotels	12	306
Franchised hotels		45
Elan Hotel	3	188
Manachised hotels	2	151
Franchised hotels	1	37
ibis Hotel	2	74
Leased and owned hotels		14
Manachised hotels		12
Franchised hotels	2	48
Midscale and upscale hotels	28	484
JI Hotel	20	304
Leased and owned hotels	3	84
Manachised hotels	16	217
Franchised hotels	1	3
Starway Hotel	5	141
Leased and owned hotels		2
Manachised hotels	5	101
Franchised hotels		38
Joya Hotel		6
Leased and owned hotels		3
Manachised hotels		3
Manxin Hotels & Resorts	1	3
Leased and owned hotels
Manachised hotels		2
Franchised hotels	1	1
ibis Styles Hotel		10
Manachised hotels	(1)	6
Franchised hotels	1	4
Mercure Hotel	1	16
Leased and owned hotels		2
Manachised hotels	1	13
Franchised hotels		1
Novotel Hotel		2
Leased and owned hotels
Manachised hotels		1
Franchised hotels		1
Grand Mercure	1	2
Leased and owned hotels	1	1
Franchised hotels		1
Total	67	3,336

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	March 31,		March 31,		yoy change	March 31,		yoy change	March 31,		yoy change
	2016	2017	2016	2017		2016	2017		2016	2017
Economy hotels	2,144	2,144	133	139	5.0%	159	160	0.8%	84%	87%	3.5%
Leased and owned hotels	503	503	139	147	5.7%	167	169	0.9%	83%	87%	3.9%
Manachised and franchised hotels	1,641	1,641	130	137	4.7%	155	156	0.8%	84%	87%	3.3%
Midscale and upscale hotels	236	236	214	233	9.2%	265	284	6.9%	81%	82%	1.7%
Leased and owned hotels	76	76	257	279	8.9%	298	324	8.8%	86%	86%	0.1%
Manachised and franchised hotels	160	160	182	200	9.5%	239	252	5.4%	76%	79%	3.0%
Total	2,380	2,380	143	151	5.8%	172	175	1.8%	83%	87%	3.3%

Contact Information
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Email: ir@huazhu.com
http://ir.huazhu.com